UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.78/LP 000/DCI-M0200000/2024

Jakarta,	July 25, 2024

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Information about the Change of Head of Internal Audit Unit of PT Telekomunikasi Indonesia (Persero) Tbk

Dear Sir/Madam,

Pursuant to the Article 11 of Indonesian Financial Service Authority Regulation Number: 56/POJK.04/2015 regarding the Establishment and Guidance of Internal Audit Charter about mandatory notification to Indonesian Financial Service Authority (OJK) for the appointment, change, or termination of the head of Internal Audit Unit, here with this letter we would like to notify that there is an appointment of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s new SVP Internal Audit (head of Internal Audit Unit), as follows:

Former Head of Internal Audit Unit: Mr. Daru Mulyawan

New Head of Internal Audit Unit: Mr. Mohamad Ramzy

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations